VOTING AGREEMENT

This VOTING AGREEMENT (the "Agreement") is entered into as of October 30, 2009 by and among Everest MPF, LLC, a California limited liability company (“Everest MPF”), and Everest Financial, Inc., a California corporation (“Everest Financial”).

RECITALS

A.           Everest Financial has purchased 572,292 Class B Units of limited partnership interest (the “Units”) in Concord Milestone Plus, L.P., a Delaware limited partnership (the "Partnership"), and has paid Fifty Thousand Dollars ($50,000.00) for the Units (the “Purchase Price”).

B.           Everest MPF desires to direct the exercise of any future voting rights attributable to the Units.

AGREEMENT

NOW, THEREFORE, Everest MPF and Everest Financial do hereby agree as follows:

1.           Upon and after the payment by Everest MPF to Everest Financial, or to its order, of the Purchase Price, Everest Financial or any subsequent Permissible Holder (defined below) (the “Unit Holder”), shall exercise any rights to vote on, consent to, approve or disapprove (“Voting Rights”), any action submitted to Unit Holder, in accordance with the instructions of Everest MPF.  Whenever Unit Holder receives a request to exercise its Voting Rights, it shall deliver as soon as practicable, a copy of such request and any materials provided with such request, to Everest MPF.

2.           Everest Financial may only transfer record ownership of the Units to an Affiliate of Everest Financial, or an individual officer or employee of Everest Financial or an Affiliate thereof, that has agreed in advance to be bound by this Agreement, and acknowledged such agreement by executing a copy of this Agreement (a “Permissible Holder”).  “Affiliate” of any subject person means any person, that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with such subject person.  For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the direct or indirect possession of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or otherwise.

3.           Unit Holder (which includes Everest Financial and every subsequent Permissible Holder) hereby agrees that if at any time it would no longer qualify as a Permissible Holder, it shall transfer the Units to a Permissible Holder, and hereby appoints Everest Financial and Everest MPF, and each of them, as the attorney-in-fact of the Seller with respect to the Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to transfer ownership of such Units on the Partnership's books to a Permissible Holder, to change the address of record of such Units prior to or after completion of such transfer, to withdraw and rescind all prior tenders of such Units to any third party, to execute and deliver lost certificate indemnities and all other transfer documents, to direct any custodian or trustee holding record title to the Units to do any of the foregoing.

4.           This Agreement shall remain in effect for as long as the Units are deemed outstanding by the Partnership, except Everest MPF may terminate this Agreement upon written notice to Unit Holder.

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

Everest MPF, LLC
By:       Everest Properties II, LLC, Member

By:        /s/ Christopher K. Davis
Christopher K. Davis,
Vice President

By:       MacKenzie Patterson Fuller, LP,
Member

By:        /s/ Glen W. Fuller
Glen W. Fuller,
Senior Vice President

Everest Financial, Inc. By: /s/ Christopher K. Davis Christopher K. Davis, Vice President
Permissible Holder The undersigned acknowledges and agrees to be bound by this Agreement as the Unit Holder hereunder. _________________________ Name: Dated: